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                           [WMF LOGO APPEARS HERE]

                       1593 Spring Hill Road, Suite 400
                            Vienna, Virginia 22182

                                                               February _, 1999

To:Securities Dealers, Commercial Banks,
Trust Companies, and Other Nominees

  This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by The WMF Group, Ltd. ("WMF" or "the Company") of an aggregate of approximately 2,829,511 shares of Common Stock, par value $.01 per share ("Common Stock") of WMF, at a subscription price of $5.00 per share of Common Stock ("Subscription Price"), pursuant to the exercise of transferable rights initially distributed on February _, 1999, to all holders of record of shares of WMF's Common Stock as of the close of business on February 1, 1999 (the "Record Date"). Each right also carries the right to oversubscribe at the Subscription Price for an unlimited number of additional shares of Common Stock (up to a total of 2,829,511 shares). The rights are described in the enclosed Prospectus and evidenced by a Subscription Certificate registered in your name or in the name of your nominee.

  Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to 1.072 rights for each share of Common Stock owned by such beneficial owner. Shareholders will not receive fractional rights, but instead rights will be rounded up or down to the nearest full right.

  We are asking you to contact your clients for whom you hold shares of Common Stock registered in your or in the name of your nominee to obtain instructions with respect to the rights.

  Enclosed are copies of the following documents:

    1. Prospectus;

    2. A letter from WMF to its shareholders;

    3. Instructions for Use of The WMF Group, Ltd. Subscription Certificates;

    4. A form of Notice of Guaranteed Delivery for Subscription Certificates issued by WMF; and

    5. A return envelope addressed to Boston EquiServe, L.P., as Subscription Agent.

  Your prompt action is requested. The rights will expire at 5:00 P.M., Eastern Standard Time, on March 8, 1999, unless extended by WMF (as it may be extended, the "Expiration Date").

  To exercise rights, properly completed and executed Subscription Certificates and payment in full for all rights exercised must be delivered to the Subscription Agent as indicated in the Prospectus prior to the Expiration Date, unless the guaranteed delivery procedures described in the Prospectus are followed.

  Additional copies of the enclosed materials may be obtained by contacting the Company's Information Agent, D. F. King & Co., Inc. at 77 Water Street, New York, NY, 10005, (800) 207-2872.

                                          Sincerely,

                                          [SIGNATURE APPEARS HERE]

                                          Shekar Narasimhan
                                          President and Chief Executive
                                           Officer